FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

420 Lexington Avenue, Suite 1718

New York, New York 10170

December 21, 2010

CORRESP

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

Larry Spirgel, Assistant Director

Joseph Kempf, Staff Accountant

Robert Littlepage, Accounting Branch Chief

Jonathan Groff, Staff Attorney

John Harrington, Staff Attorney

Re:

Fusion Telecommunications International, Inc.

Form 10-K for the Year Ended December 31, 2009

Staff Letter of Comment dated December 7, 2010

SEC File No. 001-32421

Ladies and Gentlemen:

We are writing to respond to the Staff’s letter dated December 7, 2010 relating to our Annual Report on Form 10-K for the year ended December 31, 2009 (the “Annual Report”).

We respond to the Staff’s comments as follows:

General

1.

Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to your disclosure because your common stock is considered a penny stock.

Response to Staff Comment 1:

In its Annual Report on Form 10-K for the year ended December 31, 2009, the Company reported audited revenues for the three years ended December 30, 2009 of $40,938,615, $49,498,727 and $53,484,830, respectively. These revenues are demonstrated by financial statements dated less than 15 months ago and are the most recent financial statements of the Company that have been audited and reported on by an independent public accountant in accordance with Rule 2-02. Average revenues for the three year period were $47,640,724. Accordingly, the Company does not believe it is a “penny stock” by reason of the exclusion from the definition of “penny stock” under Rule 3a55-1(g) afforded to issuers whose average three year revenues exceed $6 million.

Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations

Liquidity and Capital Resources

Uses of Liquidity

2.

Please address short-term liquidity more fully. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months. Identify the resources that management expects to rely on to satisfy these obligations. Discuss the impact that management expects to rely on to satisfy these obligations. Discuss the impact that any known material trends, demands, commitments, events or uncertainties could have on these expectations. See Instruction 5 to 303(a) of Regulation S-K.

Response to Staff Comment 2:

In its future filings, the Company proposes to: clarify whether management believes the Company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months; identify the resources that management expects to rely on to satisfy these obligations; discuss the impact that management expects to rely on to satisfy these obligations; and, discuss the impact that any known material trends, demands, commitments, events or uncertainties could have on these expectations.

3.

Please provide a detailed discussion of management’s proposed plans to address your short-term and long-term liquidity challenges. See Item 303(a)(1) of Regulation S-K.

Response to Staff Comment 3:

In its future filings, the Company proposes to include a detailed discussion of management’s proposed plans to address its short-term and long-term liquidity challenges.

Item 10. Directors, Executive Officers and Corporate Governance

Board of Directors and Executive Officers

4.

For each of your directors please provide the information required by 401(c) of Regulation S-K, the qualifications that led to the conclusion that the person should serve as a director.

Response to Staff Comment 4:

In its future filings, the Company proposes to provide the information required by 401(c) of Regulation S-K, i.e., the qualifications that led to the conclusion that the person should serve as a director.

Item 13. Certain Relationships, Related Transactions and Director Independence

Officer and Director Loans to the Company

5.

For each loan to the company, please provide all of the information required by Item 404(a)(5) of Regulation S-K. Considering the large number of transactions, tabular presentation may be beneficial.

Response to Staff Comment 5:

In its future filings, the Company proposes to provide all of the information required by Item 404(a)(5) of Regulation S-K, and will consider inclusion of such information in tabular format.

Item 15. Exhibits, Financial Statements Schedules

6.

Please include all required exhibits. For example, we note that you have not filed your related party promissory notes. We further note that you did not provide the contracts for all four of the carriers you indicate were your largest customers in fiscal 2009. See Item 601(b)(1) of Regulation S-K.

Response to Staff Comment 6:

The Company has filed the form of promissory note issued to each of the related party lenders and cross referenced each disclosed transaction to the form of note. There is no difference between the form of note and the actual note issued to the related party lenders. We believe that this procedure is consistent with the requirements of 601(b)(10)(ii)(A) because cross-referencing the form of note renders filing of the actual note insignificant within the meaning of 601(b)(10)(ii).

The Company otherwise proposes to include in its future filings all required exhibits including its contracts with the four carriers identified as our largest customers in 2009.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone), (561) 362-9612 (fax) and steve@swblaw.net (email).

Very truly yours,

December 21, 2010

By: /s/ Matthew D. Rosen

Matthew D. Rosen

Chief Executive Officer